Exhibit 99.3

14 November 2013

James Hardie Industries plc

Results for the 2nd Quarter and Half Year Ended 30 September 2013

	Three Months and Half Year Ended 30 September
US GAAP - US$ Millions	Q2 FY14	Q2 FY13	% Change	HY FY14	HY FY13	% Change

Net Sales
USA and Europe Fibre Cement	$298.7	$238.1	25	$576.8	$490.1	18
Asia Pacific Fibre Cement	93.3	96.3	(3)	187.4	184.0	2
Total Net Sales	$392.0	$334.4	17	$764.2	$674.1	13
Cost of goods sold	(258.9)	(223.1)	(16)	(504.8)	(452.8)	(11)
Gross profit	133.1	111.3	20	259.4	221.3	17
Selling, general and administrative expenses	(53.8)	(56.6)	5	(108.7)	(100.9)	(8)
Research & development expenses	(7.4)	(9.5)	22	(16.4)	(17.9)	8
Asbestos adjustments	(4.1)	(22.4)	82	90.4	2.8
EBIT	67.8	22.8		224.7	105.3
Net interest (expense) income	(0.4)	—		(0.3)	0.2
Other income	0.1	0.3	(67)	0.2	0.7	(71)

Operating profit before income taxes	67.5	23.1		224.6	106.2
Income tax expense	(15.6)	(8.1)		(30.5)	(22.7)	(34)

Net operating profit	$51.9	$15.0		$194.1	$83.5

Earnings per share - diluted (US cents)	11.7	3.0		43.8	19.0

Volume (mmsf)
USA and Europe Fibre Cement	446.4	369.5	21	874.3	757.6	15
Asia Pacific Fibre Cement	107.7	102.2	5	210.1	197.3	6

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$658	US$632	4	US$648	US$634	2
Asia Pacific Fibre Cement	A$933	A$898	4	A$924	A$900	3

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 16. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Total Net Sales

Total net sales for the quarter increased 17% compared to the prior corresponding quarter from US$334.4 million to US$392.0 million. For the half year, total net sales increased 13% from US$674.1 million to US$764.2 million.

For the quarter and half year, net sales in local currencies were favourably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe and the Asia Pacific Fibre Cement segments.

Average Net Sales Price

During the second quarter of financial year 2014, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator.

The company has restated average net sales price in the prior corresponding quarter and half year to conform with the current quarter and half year calculation of average net sales price. Readers are referred to the Five Year Financial Summary on the company’s Investor Relations website at http://www.ir.jameshardie.com.au/jh/results_briefings.jsp for the revised comparative average net sales price for the periods FY2009 through FY2013 using this revised methodology.

USA and Europe Fibre Cement

Quarter

Net sales increased 25% from US$238.1 million to US$298.7 million due to higher sales volume and a higher average net sales price. Sales volume increased 21% from 369.5 million square feet in the prior corresponding quarter to 446.4 million square feet. The increase in sales volume was primarily due to increased activity in the new construction market segment, and a modest growth in the repair and remodel market segment, as a result of improved housing market conditions and market penetration, relative to the prior corresponding quarter.

The average net sales price increased 4% from US$632 per thousand square feet to US$658 per thousand square feet, reflecting the execution of the company’s product-specific and geography-specific pricing strategies and also reflecting the reduction of pricing inefficiencies, when compared to the prior corresponding quarter.

Half Year

Net sales increased 18% from US$490.1 million to US$576.8 million due to higher sales volume and a higher average net sales price. Sales volume increased 15% from 757.6 million square feet to 874.3 million square feet. The increase in sales volume was primarily due to increased activity in the new construction market segment, and a modest growth in the repair and remodel market segment, as a result of improved housing market conditions and market penetration, relative to the prior corresponding half year.

The average net sales price increased 2% from US$634 per thousand square feet to US$648 per thousand square feet, reflecting the execution of the company’s product-specific and geography- specific pricing strategies and also the reduction of pricing inefficiencies, when compared to the prior corresponding half year.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	2

US Housing Statistics

The release of housing starts data for the month ended 30 September 2013 has been delayed due to the US government shutdown. According to the US Census Bureau, average monthly single family housing starts, which are one of the key drivers of the company’s performance, were 56,800 for the two months ended 31 August 2013, 15% above the prior corresponding two-month average. The average monthly single family housing starts were 57,500 in the five months ended 31 August 2013, 15% above the prior corresponding five-month average.

Asia Pacific Fibre Cement

Quarter

Net sales decreased 3% to US$93.3 million compared with US$96.3 million in the prior corresponding quarter. In Australian dollars, net sales increased 10% due to increased demand for the company’s products and a higher average net sales price, relative to the prior corresponding quarter. The increase in Australian dollar net sales during the quarter was more than offset by a 13% depreciation in the Australian dollar/US dollar average exchange rate in the second quarter of the current financial year, relative to the prior corresponding quarter.

The average net sales price increased 4% from A$898 per thousand square feet to A$933 per thousand square feet, primarily reflecting product-specific price increases and a favourable shift in product mix, compared to the prior corresponding quarter.

Half Year

Net sales increased 2% to US$187.4 million compared with US$184.0 million in the prior corresponding half year. In Australian dollars, net sales increased 9% due to increased demand for the company’s products and a higher average net sales price, relative to the prior corresponding half year. The increase in Australian dollar net sales during the half year was partially offset by a 7% depreciation in the Australian dollar/US dollar average exchange rate in the half year ended 30 September 2013, relative to the prior corresponding half year.

The average net sales price increased 3% from A$900 per thousand square feet to A$924 per thousand square feet, primarily reflecting product-specific price increases and a favourable shift in product mix, compared to the prior corresponding half year.

Regional Discussion

In local currency, net sales in each of the Asia Pacific businesses increased in both the quarter and the half year compared to the previous corresponding periods due to an increase in sales volume and average net sales price. The increase in net sales primarily reflects an improvement in Australia’s new housing market; however, revenue growth was constrained by a reduction in repair and remodel market activity during both the quarter and the half year, relative to the prior corresponding periods. Further, the increase in net sales also reflects the continued increase in activity in the New Zealand housing market compared to the prior corresponding periods.

Australia and New Zealand Housing Statistics

According to Australian Bureau of Statistics data, the total number of dwellings approved for the quarter ended 30 September 2013 were 47,400, 22% above the prior corresponding quarter. For the half year, the total number of dwellings approved were 89,400, 15% above the prior corresponding half year.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	3

However, approvals for detached houses, which are the primary driver of the Asia Pacific business’ sales volume, were 26,900 for the quarter, an increase of 11%, when compared to the prior corresponding quarter. For the half year, approvals for detached houses were 51,900, an increase of 14%, compared to the prior corresponding half year.

According to Statistics New Zealand data, the total number of dwelling consents for the quarter ended 31 September 2013 were 5,500, 22% above the prior corresponding quarter. For the half year ended 30 September 2013, the total number of dwelling consents were 10,800, 29% above the prior corresponding half year. Further, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,000 for the quarter, an increase of 27%, when compared to the prior corresponding quarter. For the half year, consents for dwellings excluding apartments, were 9,700, an increase of 29%, compared to the prior corresponding half year.

Gross Profit

Quarter

Gross profit for the quarter increased 20% from US$111.3 million in the prior corresponding quarter to US$133.1 million. The gross profit margin increased 0.7 percentage points from 33.3% to 34.0%.

USA and Europe Fibre Cement gross profit increased 28% and gross margin increased 0.7 percentage points compared to the prior corresponding quarter. Gross margin was favourably impacted by 2.2 percentage points, primarily due to an increase in the average net sales price, partially offset by 1.6 percentage points due to production costs including higher input costs and idle facility costs. The increase in idle facility costs is a result of some costs not being capitalised, which are being incurred to refurbish existing manufacturing equipment at the Fontana, California plant during the quarter and half year ended 30 September 2013. The company expects to continue to incur these refurbishment costs through early calendar year 2014, when the plant is scheduled to be brought back online.

For the quarter, Asia Pacific Fibre Cement gross profit decreased 1% and gross margin increased 0.7 percentage points. In Australian dollars, gross profit increased 12% and gross margin increased 0.6 percentage points. In Australian dollars, gross margin was favourably impacted by 1.3 percentage points, primarily due to a higher average net sales price and 0.5 percentage points due to lower manufacturing costs. These favourable movements were partially offset by a 1.3 percentage point increase in input costs. The increase in Australian dollar gross profit during the quarter was more than offset by a 13% depreciation in the Australian dollar/US dollar average exchange rate in the second quarter of the current year relative to the prior corresponding quarter.

At US$947 per ton, the average Northern Bleached Softwood Kraft (“NBSK”) pulp price for the quarter was 11% higher than in the prior corresponding quarter.

Half Year

Gross profit for the half year increased 17% from US$221.3 million in the prior corresponding half year to US$259.4 million. The gross profit margin increased 1.1 percentage points from 32.8% to 33.9%.

USA and Europe Fibre Cement gross profit increased 21% and gross margin increased 0.8 percentage points, compared to the prior corresponding half year, primarily impacted by 1.2 percentage points due to an increase in the average net sales price and 0.2 percentage points due to a favourable shift in product mix, partially offset by 0.8 percentage points due to production costs including higher input costs and idle facility costs.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	4

Asia Pacific Fibre Cement gross profit for the half year increased 8% and gross margin increased 2.0 percentage points. In Australian dollars, gross profit increased 16% and gross margin increased 2.1 percentage points. In Australian dollars, gross margin was favourably impacted by 2.0 percentage points due to lower manufacturing costs and 0.9 percentage points due to a higher average net sales price. These favourable movements were partially offset by a 0.8 percentage point increase in input costs. The increase in Australian dollar gross profit during the half year was partially offset by a 8% depreciation in the Australian dollar/US dollar average exchange rate in the half year ended 30 September 2013 compared to the half year ended 30 September 2012.

For the half year, the average NBSK pulp price was US$942 per ton, an increase of 7% compared to the prior corresponding half year.

Selling, General and Administrative (“SG&A”) Expenses

Quarter

SG&A expenses decreased 5% from US$56.6 million in the prior corresponding quarter to US$53.8 million, primarily due to a decrease in legacy New Zealand product liability expenses from US$5.7 million in the prior corresponding quarter to US$0.3 million in the current quarter. These legacy product liability expenses are related to claims for buildings that were constructed during calendar years 1998 to 2004. This decrease was partially offset by a US$3.5 million increase in general corporate costs, from US$7.7 million in the prior corresponding quarter to US$11.2 million.

As a percentage of sales, SG&A expenses decreased from 16.9% in the prior corresponding quarter to 13.7%. Excluding New Zealand product liability expenses, SG&A expenses as a percentage of sales decreased from 15.2% in the prior corresponding quarter to 13.6%.

SG&A expenses for the quarter included non-claims handling related operating expenses of Asbestos Injuries Compensation Fund (“AICF”) of US$0.5 million, compared to US$0.4 million in the prior corresponding quarter.

General Corporate Costs

During the prior corresponding quarter, general corporate costs included ASIC expenses of US$0.3 million and were favourably impacted by a recovery of US$2.7 million for legal costs following the conclusion of RCI Pty Ltd’s (“RCI’s”) disputed fiscal year 1999 amended tax assessment with the Australian Taxation Office (“ATO”). Excluding ASIC expenses and the recovery of legal costs, general corporate costs increased by US$1.1 million to US$11.2 million, compared to US$10.1 million in the prior corresponding quarter. The remaining increase in general corporate costs reflects a US$0.4 million increase in stock-based compensation expense from US$3.0 million in the prior corresponding quarter to US$3.4 million.

Half Year

SG&A expenses increased 8% from US$100.9 million in the prior corresponding half year to US$108.7 million, primarily due to a US$6.0 million increase in general corporate costs from US$12.1 million in the prior corresponding half year to US$18.1 million.

As a percentage of sales, SG&A expenses decreased from 15.0% in the prior corresponding half year to 14.2%. Excluding New Zealand product liability expenses, SG&A expenses as a percentage of sales decreased from 14.1% in the prior corresponding half year to 13.6%.

SG&A expenses for the half year included non-claims handling related operating expenses of AICF of US$1.0 million, compared to US$0.7 million in the prior corresponding half year.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	5

General Corporate Costs

General corporate costs for the prior corresponding half year included ASIC expenses of US$0.4 million and were favourably impacted by a recovery of legal costs of US$2.7 million in the second quarter and a foreign exchange gain of US$5.5 million in the first quarter following the conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO. Excluding ASIC expenses, the recovery of legal costs and the foreign exchange gain, general corporate costs for the half year decreased from US$19.9 million in the prior corresponding half year to US$18.1 million, primarily due to a US$1.9 million decrease of stock-based compensation expense from US$5.6 million in the prior corresponding half year to US$3.7 million.

New Zealand Ministry of Education Representative Action

On 16 April 2013, the New Zealand Ministry of Education filed a ‘representative action’ in the New Zealand High Court against four building materials manufacturers, including two of the company’s New Zealand subsidiaries, in relation to various New Zealand school buildings. Losses and expenses arising from defending and resolving this claim may have a material adverse effect on the company’s financial position, results of operations and cash flows in future periods.

Readers are referred to Note 9 of the company’s 30 September 2013 Condensed Consolidated Financial Statements for further information on the New Zealand product liability expenses and the New Zealand Ministry of Education Representative Action.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development (“R&D”) segment rather than attributed to individual business units. These costs were 14% lower for the quarter at US$5.0 million, compared to US$5.8 million in the corresponding quarter of the prior year. For the half year, these costs decreased 7% from US$11.3 million in the prior corresponding half year to US$10.5 million.

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 35% lower for the quarter at US$2.4 million, compared to US$3.7 million in the prior corresponding quarter and 11% lower for the half year at US$5.9 million, compared to US$6.6 million in the prior corresponding half year.

The decrease in R&D expenses during the quarter and half year primarily resulted from the completion of certain projects that were ongoing in the prior corresponding quarter and half year, partially offset by higher R&D headcount and related expenses due to the opening of an R&D facility in Chicago, Illinois during the second half of the prior financial year.

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (“AFFA”).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations and Comprehensive Income, depending on movements in the closing exchange rate between the two currencies at each balance sheet date.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	6

For the quarter, the Australian dollar spot exchange rate against the US dollar appreciated 1% to US$0.93 at 30 September 2013 compared to 30 June 2013. During the prior corresponding quarter, the spot exchange rate appreciated 3% to US$1.05 at 30 September 2012 compared to 30 June 2012.

For the half year, the Australian dollar spot exchange rate against the US dollar depreciated 11% to US$0.93 at 30 September 2013 compared to 31 March 2013. During the prior corresponding half year, the spot exchange rate appreciated 1% to US$1.05 at 30 September 2012 compared to 31 March 2012.

The following table sets forth the asbestos adjustments included in the Condensed Consolidated Statements of Operations and Comprehensive Income for the three and six months ended 30 September 2013 and three and six months ended 30 September 2012, respectively:

US$ Millions	Three Months and Half Year Ended 30 September

	Q2 FY14	Q2 FY13	HY FY14	HY FY13
Effect of foreign exchange rate movements	$(4.8)	$(22.4)	$89.7	$(3.5)
Write-back of insurance receivables	0.7	-	0.7	6.3
Asbestos adjustments	$(4.1)	$(22.4)	$90.4	$2.8

Readers are referred to Note 7 of the company’s 30 September 2013 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.

Claims Data

For the quarter ended 30 September 2013, there were 161 claims received, an increase from 146 claims received in the prior corresponding quarter and higher than actuarial expectations of 135 new claims for the quarter ended 30 September 2013. For the half year ended 30 September 2013, there were 321 claims received, an increase from 276 claims received in the prior corresponding half year and higher than actuarial expectations of 270 new claims for the half year ended 30 September 2013.

There were 125 claims settled in the quarter ended 30 September 2013 compared to 146 claims settled during the quarter ended 30 September 2012. The 125 claims settled during the current quarter are below actuarial expectations of 136 claims settled for the quarter ended 30 September 2013. There were 281 claims settled in the half year ended 30 September 2013 compared to 284 claims settled during the half year ended 30 September 2012. The 281 claims settled during the current half year are above actuarial expectations of 272 claims settled for the half year ended 30 September 2013.

The average claim settlement of A$260,000 for the half year ended 30 September 2013 was A$8,000 thousand higher than the average claim settlement in the prior corresponding half year. The increase in average claims settlement is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in the prior corresponding half year. Further, a number of these mesothelioma claims were large claims, which settled for more than A$1.0 million per claim. Excluding these large claim settlements, average claim sizes for mesothelioma were in line with actuarial expectations for the half year, with the average cost of settling non-mesothelioma claims being in line with, or below, actuarial expectations for the half year.

Asbestos claims paid totalled A$34.7 million and A$72.8 million for the quarter and half year ended 30 September 2013, compared to A$31.9 million and A$67.1 million during the same periods last year. Asbestos claims paid during the quarter and half year were higher than the actuarial expectation of A$32.8 million and A$65.7 million, primarily due to a number of large mesothelioma claims that settled for more than A$1.0 million per claim.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	7

During the half year ended 30 September 2013, mesothelioma claims reporting activity has been above actuarial expectations. One of the critical assumptions used to derive the discounted central estimate is the estimated peak year of mesothelioma disease claims, which was assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than other assumptions used to derive the discounted central estimate. For example, if the peak year of mesothelioma disease claims were estimated to occur in 2015/2016, the discounted central estimate could increase by approximately 45%.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, the actual amount of liability could differ materially from that which is currently projected. There is significant uncertainty regarding the nature, extent and mix of claims reporting activity for the remainder of the 2014 financial year, together with their consequential impact on average claims sizes. In addition, there is significant uncertainty regarding the extent to which the current level of claims reporting activity will continue, slow, or revert to prior expected levels in the longer term. The company is currently unable to reasonably determine the manner in which the current level of claims reporting activity will influence future activity over the long-term. Pending a further review of claims reporting activity in the latter half of financial year 2014, it is possible that the subsequent actuarial assessment at 31 March 2014 may result in a material increase in the company’s asbestos liability.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 September 2013 Condensed Consolidated Financial Statements for further information on asbestos adjustments.

EBIT

EBIT for the quarter ended 30 September 2013 increased from US$22.8 million in the prior corresponding quarter to US$67.8 million. EBIT for the quarter included net unfavourable asbestos adjustments of US$4.1 million, New Zealand product liability expenses of US$0.3 million, AICF SG&A expenses of US$0.5 million and Australian Securities and Investments Commission (“ASIC”) expenses of nil. For the corresponding quarter of the prior year, EBIT included unfavourable asbestos adjustments of US$22.4 million, New Zealand product liability expenses of US$5.7 million, AICF SG&A expenses of US$0.4 million and ASIC expenses of US$0.3 million, as shown in the table below.

EBIT for the half year increased from US$105.3 million in the prior corresponding half year to US$224.7 million. EBIT for the half year included favourable asbestos adjustments of US$90.4 million, New Zealand product liability expenses of US$4.9 million, AICF SG&A expenses of US$1.0 million and ASIC expenses of nil. For the corresponding half year, EBIT included New Zealand product liability expenses of US$5.7 million, net favourable asbestos adjustments of US$2.8 million, AICF SG&A expenses of US$0.7 million and ASIC expenses of US$0.4 million, as shown in the table below.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	8

EBIT - US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY14	Q2 FY13	% Change	HY FY14	HY FY13	% Change

USA and Europe Fibre Cement	$67.3	$44.0	53	$126.7	$94.3	34
Asia Pacific Fibre Cement, excluding New
Zealand product liability expenses	22.1	21.3	4	43.2	39.0	11
Research & Development	(5.5)	(6.3)	13	(11.6)	(12.3)	6
New Zealand product liability expenses	(0.3)	(5.7)	95	(4.9)	(5.7)	14
General Corporate:
General corporate costs	(11.2)	(7.7)	(45)	(18.1)	(12.1)	(50)
Asbestos adjustments	(4.1)	(22.4)	82	90.4	2.8
AICF SG&A expenses	(0.5)	(0.4)	(25)	(1.0)	(0.7)	(43)

EBIT	67.8	22.8		224.7	105.3

Excluding:

Asbestos:
Asbestos adjustments	4.1	22.4	(82)	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	25	1.0	0.7	43
ASIC expenses	-	0.3		-	0.4
New Zealand product liability expenses	0.3	5.7	(95)	4.9	5.7	(14)

EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses	$72.7	$51.6	41	$140.2	$109.3	28

Net sales	$392.0	$334.4	17	$764.2	$674.1	13

EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses	18.5%	15.4%		18.3%	16.2%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter increased 53% from US$44.0 million in the prior corresponding quarter to US$67.3 million. EBIT margin for the quarter was 4.0 percentage points higher at 22.5%.

For the half year, USA and Europe Fibre Cement EBIT increased 34% from US$94.3 million in the prior corresponding half year to US$126.7 million. For the half year, EBIT margin was 2.8 percentage points higher at 22.0%, as a result of the first quarter and second quarter EBIT margins of 21.4% and 22.5%, respectively.

For both the quarter and the half year, EBIT was favourably impacted by a higher average net sales price and a decrease in R&D expenses, partially offset by an increase in production costs including higher input costs and idle facility costs, compared to the prior corresponding periods.

Asia Pacific Fibre Cement EBIT

For the quarter, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses increased 4% from US$21.3 million in the prior corresponding quarter to US$22.1 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses for the quarter increased 15% due to an increase in the Australian dollar average net sales price, a decrease in manufacturing expenses, partially offset by an increase in input costs. The increase in Australian dollar EBIT excluding New Zealand product liability expenses during the quarter was partially offset by an 11% depreciation in the Australian dollar/US dollar average exchange rate in the second quarter of the current year, compared to the second quarter of the prior year. EBIT margin excluding New Zealand product liability expenses was 1.6 percentage points higher for the quarter at 23.7%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability expenses for the quarter increased from US$15.6 million in the prior corresponding quarter to US$21.8 million. EBIT margin including New Zealand product liability expenses was 7.2 percentage points higher at 23.4%.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	9

For the half year, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses increased 11% from US$39.0 million to US$43.2 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses increased 18% compared to the prior corresponding half year, due to a decrease in manufacturing expenses and an increase in the Australian dollar average net sales price, partially offset by an increase in input costs. The increase in Australian dollar EBIT excluding New Zealand product liability expenses during the half year was partially offset by the 7% depreciation in the Australian dollar/US dollar average exchange rate in the half year ended 30 September 2013 compared to the half year ended 30 September 2012. EBIT margin excluding New Zealand product liability expenses was 1.9 percentage points higher for the half year at 23.1%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability expenses increased from US$33.3 million in the prior corresponding half year to US$38.3 million. EBIT margin including New Zealand product liability expenses was 2.3 percentage points higher at 20.4%.

Net Interest Expense (Income)

Net interest expense moved from nil in the prior corresponding quarter to net interest expense of US$0.4 million in the current quarter. For the half year, net interest income moved from US$0.2 million in the prior corresponding half year to net interest expense of US$0.3 million. The movement in net interest expense during both the quarter and the half year is due to an increase in interest and borrowing costs relating to the company’s external credit facilities, partially offset by a decrease in the realised loss on interest rate swaps. Further, net interest expense was unfavourably impacted by a decrease in AICF interest income and other interest income.

Other Income

For the quarter, other income decreased to US$0.1 million compared to US$0.3 million in the corresponding quarter of the prior year. Other income relates primarily to changes in the fair value of interest rate swap contracts,

For the half year, other income decreased from US$0.7 million in the prior corresponding half year to US$0.2 million in the current year, primarily due to decreases in the fair value of interest rate swap contracts which were favourably impacted by an increase in medium-term US dollar interest rates in the half-year. Other income as it relates to unrealised gains and losses associated with foreign currency forward contracts were insignificant in the quarter and half year ended 30 September 2013.

Income Tax

Income Tax Expense

Quarter

The company’s effective tax rate was 23.1% for the quarter compared to 35.1% in the prior corresponding quarter. During the current and prior corresponding quarter, the effective tax rate was impacted by unfavourable asbestos adjustments of US$4.1 million and US$22.4 million, respectively.

The company recorded net unfavourable asbestos-related and other tax adjustments of US$0.2 million for the quarter, compared to net favourable adjustments of US$3.8 million for the prior corresponding quarter.

For the quarter, asbestos-related and other tax adjustments included tax benefits for New Zealand product liability expenses, as discussed above. In the prior corresponding quarter, tax adjustments included net tax benefits that the company anticipated would eventually become unavailable.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	10

Income tax expense excluding asbestos-related and other tax adjustments for the quarter increased from US$11.9 million in the prior corresponding quarter to US$15.4 million due to higher taxable earnings. The effective tax rate excluding asbestos-related and other tax adjustments decreased from 23.6% to 21.5%, due to recurring items comprising a lower proportion of earnings this quarter, as taxable earnings increased, relative to the prior corresponding quarter.

Half Year

The company’s effective tax rate was 13.6% for the half year compared to 21.4% in the prior corresponding half year. During the current and prior corresponding half year, the effective tax rate was impacted by favourable asbestos adjustments of US$90.4 million and US$2.8 million, respectively.

The company recorded net unfavourable asbestos-related and other tax adjustments of US$0.5 million for the half year, compared to net favourable adjustments of US$2.6 million for the prior corresponding half year.

For the half year, asbestos-related and other tax adjustments included tax benefits for New Zealand product liability expenses, as discussed above. In the prior corresponding half year, tax adjustments included net tax benefits that the company anticipated would eventually become unavailable.

Income tax expense excluding asbestos-related and other tax adjustments for the half year increased from US$25.3 million in the prior corresponding half year to US$30.0 million. The effective tax rate excluding asbestos-related and other tax adjustments decreased from 23.5% in the prior corresponding half year to 21.7%, due to recurring items comprising a lower proportion of earnings for the half year, as taxable earnings increased, relative to the prior corresponding half year.

During the fourth quarter ended 31 March 2012, the ATO provided a refund of US$396.3 million to RCI, a wholly owned subsidiary of the Company, resulting from RCI’s successful appeal of a disputed amended tax assessment related to RCI’s income tax return for its 1999 financial year. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the Company’s consolidated financial statements as of and for the year ended 31 March 2012.

In November 2013, the ATO notified RCI that it was entitled to a final additional amount of interest in respect of amounts paid by RCI to the ATO while the appeal of the disputed amended tax assessment was in process. The ATO has not yet advised RCI of the amount of interest that is payable to RCI. The amount of refund ultimately payable to RCI could have a material favourable effect on the Company’s financial position, results of operations and cash flows. As the receipt of this final interest from the ATO relates to RCI’s successful appeal of its disputed amended tax assessment, the additional interest will be reflected as an income tax benefit in the Company’s results of operations in the period in which the additional interest is received from the ATO.

Net Operating Profit

Net operating profit for the quarter was US$51.9 million, compared to US$15.0 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments increased 45% from US$38.9 million in the prior corresponding quarter to US$56.3 million in the quarter, as shown in the table below.

For the half year, net operating profit was US$194.1 million, compared to US$83.5 million for the corresponding half year of the prior year. Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments increased 31% to US$108.3 million from US$82.7 million in the prior corresponding half year, as shown in the table below.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	11

Net Operating Profit - US$ millions	Three Months and Half Year Ended 30 September
	Q2 FY14	Q2 FY13	% Change	HY FY14	HY FY13	% Change
Net operating profit	$51.9	$15.0		$194.1	$83.5
Excluding:
Asbestos:
Asbestos adjustments	4.1	22.4	(82)	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	25	1.0	0.7	43
AICF interest income	(0.7)	(1.1)	36	(1.8)	(2.2)	18
ASIC expenses	-	0.3		-	0.4
New Zealand product liability expenses	0.3	5.7	(95)	4.9	5.7	(14)
Asbestos and other tax adjustments	0.2	(3.8)		0.5	(2.6)
Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$56.3	$38.9	45	$108.3	$82.7	31
Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	12.7	8.8	44	24.4	18.8	30

Capacity Expansion

The company is proceeding with its previously announced plans to increase the production capacity of the USA and Europe Fibre Cement business. These plans now include:

•	a fourth sheet machine and ancillary facilities at the company’s Plant City, Florida location with an investment of US$65.0 million with nominal capacity of 240 mmsf[1]; and
•	a third sheet machine and ancillary facilities at the company’s Cleburne, Texas location with an investment of US$37.0 million with nominal capacity of 200 mmsf[1].

The company expects both the Plant City and Cleburne projects to be commissioned by mid-2015 calendar year.

The refurbishment of the Fontana, California plant at a cost of US$34.0 million remains on schedule and is expected to re-open in early calendar year 2014 with nominal capacity of 300 mmsf1.

During the first quarter of financial year 2014, the company completed the purchase of the previously-leased land and buildings at the Carole Park, Brisbane plant prior to capital expenditure and commercial investments to increase the plant’s production capacity at a total estimated cost of approximately A$89.0 million.

1 Nominal capacities are based on production of 5/16” HardieZone 10 product, without regard to actual or anticipated product mix.

Cash Flow

Net operating cash flow moved from net cash used of US$7.8 million in the prior corresponding half year to net cash generated of US$175.4 million primarily due to the following:

•	prior year tax payment of US$81.3 million in respect of fiscal year 2012 which arose from the favourable conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO;
•	a decrease in the company’s contribution to AICF from US$45.4 million in the prior corresponding half year to nil in the half year;
•	higher earnings; and

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	12

•	net favourable movements in working capital in the current half year compared to the prior corresponding half year.

For the half year ended 30 September 2013, net capital expenditure for the purchase of property, plant and equipment increased to US$44.0 million, compared to US$25.4 million in the prior corresponding half year. The increase in net capital expenditure is primarily a result of the purchase of the previously-leased land and buildings located at the company’s Carole Park, Brisbane plant and refurbishment of idled manufacturing assets at the Fontana, California plant which is scheduled to be re-commissioned in early calendar year 2014.

Dividends paid during the half year decreased to US$163.6 million, reflecting a payment of US37.0 cents per security, compared to US$166.4 million in the prior corresponding half year, reflecting a payment of US38.0 cents per security.

Dividends and Future Shareholder Returns

FY2014 First Half Dividend

The company today announced an ordinary dividend of US8.0 cents per security (“FY2014 first half dividend”) compared with US5.0 cents per security in the prior corresponding period. The FY2014 first half dividend was announced in US currency and will be paid on 28 March 2014, with a record date of 19 December 2013.

Irish Dividend Withholding Tax

The FY2014 first half dividend will be the first dividend since the company transferred its domicile from The Netherlands to Ireland which will not be exempt from Irish dividend withholding tax (“Irish DWT”) under transitional arrangements agreed between Irish Revenue and the company. The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (“DWT Form”).

In general, beneficial owners, superannuation funds and pension funds who are resident for tax purposes in Australia, New Zealand, the United States and the United Kingdom and who return a validly completed DWT Form will be exempt from Irish DWT. The DWT Form is required to be completed and signed by the beneficial owner, who may be different from the registered shareholder. The company will be mailing requisite forms together with an investor guide to all registered shareholders shortly.

Shareholders who have not completed a DWT Form may be able to claim a refund of Irish DWT (by way of a euro-denominated cheque) directly from Irish Revenue.

Increase in Dividend Payout Ratio

The company also announced today that for dividends payable in respect of FY2014 and future financial years, the dividend payout ratio will increase from between 30% and 50% to between 50% and 70% of annual net operating profit (excluding asbestos adjustments).

FY2013 Ordinary and Special Dividends

The company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half ordinary dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) on 26 July 2013. The total amount of the FY2013 second half ordinary dividend and FY2013 special dividend together was US$163.6 million. Additionally, the company announced an ordinary dividend of US5.0 cents per security (“FY2013 first half ordinary dividend”) on 15 November 2012. The FY2013 first half ordinary dividend, FY2013 second half ordinary dividend and FY2013 special dividend totalled US42.0 cents per security and were paid from earnings in FY2013.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	13

Share Buyback

In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital. During the six months ended 30 September 2013, the company repurchased 221,000 shares of its common stock, with an aggregate cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20). These shares were cancelled during the second quarter of the current financial year.

The company will be undertaking a further review of its capital structure and capital management objectives and expects to be in a position to make further distributions to shareholders in the near term as follows:

1)	subject to share price levels, the company intends to repurchase shares under the existing share buyback program, which expires in May 2014; and

2)

to the extent the company does not complete the full amount of the current share buyback during FY2014 the company will consider further distributions by way of dividends to shareholders over and above those contemplated under the company’s dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;
•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;
•	global economic conditions and outlook; and
•	total net operating profit (excluding asbestos adjustments) for financial year 2014.

Liquidity and Capital Resources

The company’s net cash position decreased from US$153.7 million at 31 March 2013 to US$126.6 million at 30 September 2013.

At 30 September 2013, the company had credit facilities totalling US$405.0 million, of which none were drawn. The credit facilities are all uncollateralised and consist of the following:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	50.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	190.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	-	40.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	75.0	-

Total		$405.0	$-

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	14

The company draws on and repays amounts available under its term facilities throughout the financial year. During the quarter and half year ended 30 September 2013, the company did not draw down or make repayments on any of its term facilities. The weighted average remaining term of the total credit facilities at 30 September 2013 was 2.6 years.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company expects to incur significant capital expenditures in the near to medium term for upgrades and expansions of plant production capabilities, equipment upgrades to ensure continued environmental compliance, the implementation of new fibre cement technologies and the refurbishment and re-commissioning of idled production assets.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances, anticipated operating cash flows arising during the year and unutilised committed credit facilities.

Asbestos Compensation

The company did not make a contribution to AICF during the three months and half year ended 30 September 2013. From the time AICF was established in February 2007 through September 2013, the company has contributed A$599.2 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation of 14 November 2013, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	15

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Legacy New Zealand product liability expenses (“New Zealand product liability expenses”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

Management’s Analysis of Results and	Consolidated Statements of Operations
Media Release	and Other Comprehensive Income (Loss)
(US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit
Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)
Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes
Income tax (expense) benefit	Income tax (expense) benefit
Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	16

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	17

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

EBIT	$67.8	$22.8	$224.7	$105.3

Asbestos:
Asbestos adjustments	4.1	22.4	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	1.0	0.7
ASIC expenses	-	0.3	-	0.4
New Zealand product liability expenses	0.3	5.7	4.9	5.7

EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses	72.7	51.6	140.2	109.3

Net sales	$392.0	$334.4	$764.2	$674.1

EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses	18.5%	15.4%	18.3%	16.2%

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Net operating profit	$51.9	$15.0	$194.1	$83.5
Asbestos:
Asbestos adjustments	4.1	22.4	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	1.0	0.7
AICF interest income	(0.7)	(1.1)	(1.8)	(2.2)
ASIC expenses	-	0.3	-	0.4
New Zealand product liability expenses	0.3	5.7	4.9	5.7
Asbestos and other tax adjustments	0.2	(3.8)	0.5	(2.6)

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$56.3	$38.9	$108.3	$82.7

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	18

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$56.3	$38.9	$108.3	$82.7

Weighted average common shares outstanding - Diluted (millions)	443.5	439.7	443.2	439.3

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	12.7	8.8	24.4	18.8

Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments – Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Operating profit before income taxes	$67.5	$23.1	$224.6	$106.2

Asbestos:
Asbestos adjustments	4.1	22.4	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	1.0	0.7
AICF interest income	(0.7)	(1.1)	(1.8)	(2.2)
New Zealand product liability expenses	0.3	5.7	4.9	5.7

Operating profit before income taxes excluding asbestos and
New Zealand product liability expenses	$71.7	$50.5	$138.3	$107.6

Income tax expense	(15.6)	(8.1)	(30.5)	(22.7)
Asbestos and other tax adjustments	0.2	(3.8)	0.5	(2.6)
Income tax expense excluding tax adjustments	(15.4)	(11.9)	(30.0)	(25.3)
Effective tax rate	23.1%	35.1%	13.6%	21.4%
Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments	21.5%	23.6%	21.7%	23.5%

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	19

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

EBIT	$67.8	$22.8	$224.7	$105.3
Depreciation and amortisation	15.2	14.7	30.6	30.1

Adjusted EBITDA	$83.0	$37.5	$255.3	$135.4

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

General corporate costs	$11.2	$7.7	$18.1	$12.1

Excluding:
ASIC expenses	-	(0.3)	-	(0.4)
Intercompany foreign exchange gain	-	-	-	5.5

Recovery of RCI legal costs	-	2.7	-	2.7
General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$11.2	$10.1	$18.1	$19.9

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	20

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Selling, general and administrative expenses	$53.8	$56.6	$108.7	$100.9
Excluding:
New Zealand product liability expenses	(0.3)	(5.7)	(4.9)	(5.7)

Selling, general and administrative expenses excluding New Zealand product liability expenses	$53.5	$50.9	$103.8	$95.2
Net Sales	$392.0	$334.4	$764.2	$674.1

Selling, general and administrative expenses as a percentage of net sales	13.7%	16.9%	14.2%	15.0%

Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	13.6%	15.2%	13.6%	14.1%

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	21

Supplemental Financial Information

As set forth in Note 7 of the 30 September 2013 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Condensed Consolidated Financial Statements and related notes contained in the company’s 30 September 2013 Condensed Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

30 September 2013

(Unaudited)

	Total Fibre
	Cement –
	Excluding
	Asbestos	Asbestos	As Reported
(US$ Millions)	Compensation	Compensation	(US GAAP)

Restricted cash and cash equivalents – Asbestos	$-	$60.7	$60.7
Restricted short-term investments – Asbestos	-	6.4	6.4
Insurance receivable – Asbestos¹	-	193.5	193.5
Workers compensation asset – Asbestos¹	-	55.0	55.0
Deferred income taxes – Asbestos¹	-	395.6	395.6

Asbestos liability¹	$-	$1,444.2	$1,444.2
Workers compensation liability – Asbestos¹	-	55.0	55.0
Income taxes payable	15.9	(8.5)	7.4

Favourable asbestos adjustments	$-	$90.4	$90.4
Selling, general and administrative expenses	(107.7)	(1.0)	(108.7)
Net interest (expense) income	(2.1)	1.8	(0.3)
Income tax expense	(30.0)	(0.5)	(30.5)

¹ The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on the company’s Condensed Consolidated Balance Sheets.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	22

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
¡

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region,, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns;

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	23

possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in our in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY14	24